                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-88797
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 12, 2002)

                                 $1,000,000,000

                        [MARATHON OIL CORPORATION LOGO]
                            MARATHON OIL CORPORATION
                       $450,000,000 6.125% NOTES DUE 2012
                       $550,000,000 6.800% NOTES DUE 2032
                               ------------------
     The 2012 notes will bear interest at the rate of 6.125% per year. The 2032 notes will bear interest at the rate of 6.800% per year. Interest on each series of notes is payable on March 15 and September 15 of each year, beginning on September 15, 2002. The 2012 notes will mature on March 15, 2012. The 2032 notes will mature on March 15, 2032. We may redeem some or all of either series of notes at any time at a redemption price equal to the principal amount of the notes we redeem plus a make-whole premium. The redemption prices are discussed under the caption "Description of the Notes--Optional Redemption."

     The notes will be unsecured, unsubordinated obligations of our company and will rank equally with all of our other existing and future unsecured, unsubordinated indebtedness.
                               ------------------
INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF
                          THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                         PER 2012 NOTE      TOTAL       PER 2032 NOTE      TOTAL
                                         -------------   ------------   -------------   ------------
Public Offering Price..................     99.967%      $449,851,500      99.590%      $547,745,000
Underwriting Discount..................      0.650%      $  2,925,000       0.875%      $  4,812,500
Proceeds to Marathon (before
  expenses)............................     99.317%      $446,926,500      98.715%      $542,932,500

     Interest on the notes will accrue from March 4, 2002 to date of delivery. The underwriters expect to deliver the notes to purchasers on or about March 4, 2002.
                               ------------------

                          Joint Book-Running Managers
BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY
                               ------------------
JPMORGAN
              CREDIT SUISSE FIRST BOSTON
                                GOLDMAN, SACHS & CO.
                                              LEHMAN BROTHERS
                                                                  MORGAN STANLEY
COMMERZBANK SECURITIES          MIZUHO INTERNATIONAL PLC          SCOTIA CAPITAL
                               ------------------

February 27, 2002

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION WE HAVE INCLUDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. IF THE INFORMATION VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN THE ACCOMPANYING PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                               ------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
                                                               PAGE
                                                               ----

Marathon Oil Corporation....................................    S-3
Selected Consolidated Financial Information.................    S-5
Use of Proceeds.............................................    S-6
Capitalization..............................................    S-7
Description of the Notes....................................    S-9
Underwriting................................................   S-14
Legal Matters...............................................   S-15
Experts.....................................................   S-15
                         PROSPECTUS
About This Prospectus.......................................      2
The Company.................................................      2
Risk Factors................................................      3
Forward-Looking Statements..................................     10
The Separation..............................................     11
Relationship Between Marathon and United States Steel After
  the Separation............................................     13
Use of Proceeds.............................................     17
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and
  Preferred Stock Dividends.................................     17
Description of Debt Securities..............................     18
Description of Capital Stock................................     27
Description of Warrants.....................................     32
Plan of Distribution........................................     34
Legal Matters...............................................     36
Experts.....................................................     36
Where You Can Find More Information.........................     36

                            MARATHON OIL CORPORATION

OVERVIEW

     We are a global integrated energy company engaged in the exploration, development, and production of oil, natural gas and natural gas liquids as well as the refining, marketing and transportation of petroleum products.

     Our exploration and production activities take place primarily in three core geographical areas: North America, Europe and West Africa. Over the past year, we completed acquisitions of Pennaco Energy, Inc. and of CMS Energy Corporation's interests in oil and gas properties and related assets in Equatorial Guinea, West Africa. These acquisitions have provided us with strong growth platforms in U.S. coal bed methane gas and offshore West Africa, respectively.

     Our total proved reserves as of December 31, 2001 were approximately 1,047 million barrels of oil equivalent ("Boe"). For the year ended December 31, 2001, our daily production averaged approximately 421 thousand Boe per day. Natural gas represented 46% and 50% of our proved reserves and daily production, respectively.

     The table below outlines our total proved reserves as of December 31, 2001 and average daily production for the year ended December 31, 2001.

                                  AS OF DECEMBER 31, 2001          YEAR ENDED DECEMBER 31, 2001
                                  TOTAL PROVED RESERVES(1)          AVERAGE DAILY PRODUCTION(1)
                               ------------------------------   -----------------------------------
                               BOE (IN MILLIONS)   % OF TOTAL   BOE (IN THOUSANDS)/DAY   % OF TOTAL
                               -----------------   ----------   ----------------------   ----------
United States................          567            54.2%              259                61.5%
Europe.......................          191            18.2               100                23.7
Other International..........           96             9.2                48                11.4
Equity Investees.............          193            18.4                14                 3.4
                                     -----           -----               ---               -----
  Total......................        1,047           100.0%              421               100.0%
                                     =====           =====               ===               =====

---------------

(1) Excludes the effect of the acquisition of interests in oil and gas properties in Equatorial Guinea, which we acquired on January 3, 2002. At the time of the acquisition, CMS Energy Corporation reported proved reserves of 250 million Boe associated with the interests we acquired and year-end production from those interests of 18 thousand Boe per day.

     Our refining, marketing and transportation operations are conducted primarily through Marathon Ashland Petroleum LLC ("MAP") and its subsidiaries. MAP is a joint venture, with Ashland Inc., in which we hold a 62% equity interest and Ashland holds the remaining 38% equity interest.

     MAP owns and operates seven refineries with an aggregate refining capacity of 935,000 barrels of crude oil per day. The refineries are integrated via pipelines and barges to maximize operating efficiency. These transportation links allow the movement of intermediate products, which we believe enables MAP to optimize operations and produce higher margin products. MAP also markets refined petroleum products through approximately 3,800 Marathon and Ashland branded retail outlets and approximately 2,100 MAP-operated "Speedway" and "SuperAmerica" brand units located throughout the Midwest, the upper Great Plains and the Southern states. MAP operates a large system of pipelines, terminals and a land and water-based transportation fleet to provide crude oil to its refineries and refined products to its marketing areas.

     In addition, we also own, independent of MAP, interests in crude oil and natural gas pipeline systems that operate in the Gulf of Mexico, the Midwest and the East Coast of the United States, and interests in a natural gas liquefication plant, located in Alaska, and a natural gas processing plant located in Louisiana.

     Marathon Oil Corporation ("Marathon") is a Delaware corporation with its principal offices located at 5555 San Felipe Road, Houston, Texas 77056-2723. In this prospectus supplement, we refer to Marathon, its wholly owned and majority owned subsidiaries and its ownership interest in equity affiliates as "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Our common stock is listed on The New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the trading symbol "MRO."

RECENT DEVELOPMENTS

  THE SEPARATION

     On December 31, 2001, in a transaction we refer to as the "Separation," we separated our businesses into two companies and changed our name from USX Corporation to Marathon Oil Corporation. As a result of the Separation, United States Steel Corporation ("United States Steel") now conducts the business of our former U.S. Steel Group as a separate, publicly owned corporation. Marathon and its subsidiaries are continuing the business of the Marathon Group. See "The Separation" in the accompanying prospectus for additional information regarding the Separation.

  2001 FINANCIAL RESULTS

     On January 29, 2002, we announced our financial results for the year ended December 31, 2001. We have included our consolidated financial statements as of December 31, 2001 and 2000 and for the three-year period ended December 31, 2001 in a current report on Form 8-K that we filed with the SEC on February 27, 2002. We reported net income of $157 million for the year ended December 31, 2001, compared with net income of $411 million for the year ended December 31, 2000. Our 2001 results reflect, among other things, a $169 million after-tax loss from discontinued operations relating to our former U.S. Steel Group and a $984 million after-tax loss on the disposition of United States Steel that we recorded in connection with the Separation. Our revenues were $33.0 billion in the year ended December 31, 2001, compared with revenues of $34.4 billion in the year ended December 31, 2000.

  RECENT ACQUISITION

     On January 3, 2002, we completed the acquisition of interests in oil and gas properties and related assets in Equatorial Guinea, West Africa from CMS Energy Corporation for approximately $993 million in cash, excluding working capital adjustments. Through this transaction, we acquired:

     - a 52.4% interest in, and the designation as operator of, the offshore Alba Block, which contains the currently producing Alba gas field as well as undeveloped oil and gas discoveries and several possible exploration prospects;

     - a 37.6% interest in the adjacent offshore Block D;

     - a 52.4% interest in an onshore condensate separation facility;

     - a 45.0% interest in a joint venture onshore methanol production plant;
       and

     - a 43.2% interest in an onshore liquified petroleum gas processing plant.

     The Alba field began producing in 1991. We funded the payment of the purchase price for the acquisition using a combination of available cash on hand, borrowings under our existing revolving credit facilities and borrowings under newly established short-term credit facilities. See "Use of Proceeds" and "Capitalization."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     We have derived the following historical statement of income data for each of the years in the three-year period ended December 31, 2001, and the following historical balance sheet data as of December 31, 2001 and 2000, from our audited consolidated financial statements. You should read the following financial data in conjunction with our consolidated financial statements and related notes and the other financial information we have incorporated by reference in the accompanying prospectus.

                                                                YEAR ENDED DECEMBER 31
                                                              ---------------------------
                                                               2001      2000      1999
                                                              -------   -------   -------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME DATA:
Total revenues and other income.............................  $33,066   $33,799   $23,666
Cost of revenues (excludes items shown below)...............   23,255    25,417    16,612
Selling, general and administrative expenses................      726       643       498
Depreciation, depletion and amortization....................    1,236     1,245       950
Taxes other than income taxes...............................    4,679     4,626     4,218
Exploration expenses........................................      144       238       238
Inventory market valuation charges (credits)................       72        --      (551)
                                                              -------   -------   -------
  Income from operations....................................    2,954     1,630     1,701
Net interest and other financial costs......................      173       236       288
Minority interest in income of Marathon Ashland Petroleum
  LLC.......................................................      704       498       447
                                                              -------   -------   -------
  Income from continuing operations before income taxes.....    2,077       896       966
Provision for income taxes..................................      759       476       320
                                                              -------   -------   -------
  Income from continuing operations.........................    1,318       420       646
Income (loss) from discontinued operations..................     (169)       (9)       59
Loss on disposition of United States Steel Corporation......     (984)       --        --
                                                              -------   -------   -------
  Income before extraordinary losses and cumulative effect
     of change in accounting principle......................      165       411       705
Extraordinary losses........................................       --        --        (7)
Cumulative effect of change in accounting principle.........       (8)       --        --
                                                              -------   -------   -------
  Net income................................................  $   157   $   411   $   698
                                                              =======   =======   =======
SEGMENT INCOME FROM OPERATIONS:
Exploration and production:
  Domestic..................................................  $ 1,124   $ 1,111   $   494
  International.............................................      297       420       124
Refining, marketing and transportation......................    1,914     1,273       611
Other energy related business...............................       60        42        61
                                                              -------   -------   -------
  Segment income from operations............................    3,395     2,846     1,290
Items not allocated to segments.............................     (441)   (1,216)      411
                                                              -------   -------   -------
  Income from operations....................................  $ 2,954   $ 1,630   $ 1,701
                                                              =======   =======   =======

                                                               (table continued)

                                                                 DECEMBER 31
                                                              -----------------
                                                               2001      2000
                                                              -------   -------
                                                                (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   657   $   340
Working capital.............................................      943       973
Net property, plant and equipment...........................    9,578     9,375
Total assets................................................   16,129    17,151
Long-term debt..............................................    3,432     1,937
Minority interest in Marathon Ashland Petroleum LLC.........    1,963     1,840
Total stockholders' equity..................................    4,940     6,764

                                USE OF PROCEEDS

     We expect the net proceeds from the sale of the notes to be approximately $989 million, after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use those net proceeds to repay amounts that we borrowed to fund the purchase price and associated costs we paid for our January 3, 2002 acquisition of interests in oil and gas properties and related assets in Equatorial Guinea, West Africa from CMS Energy Corporation. We initially funded the payment of that purchase price and those associated costs through a combination of borrowings under our long-term and short-term revolving credit facilities, borrowings under other short-term credit facilities and cash on hand. Borrowings under our long-term revolving credit facility are due and payable on November 30, 2005 and currently bear interest at a weighted average rate of 2.2% per year. Borrowings under our short-term revolving credit facility are due and payable on November 28, 2002 and currently bear interest at the rate of 2.2% per year. Borrowings under the other short-term credit facilities referred to above are due and payable in each case prior to June 30, 2002 and currently bear interest at a weighted average rate of 2.5% per year. Some of the lenders under these facilities are underwriters for this offering or affiliates of underwriters for this offering. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and our consolidated total debt, minority interest in MAP and stockholders' equity: (1) as of December 31, 2001; (2) on a pro forma basis giving effect to our January 3, 2002 acquisition of interests in oil and gas properties and related assets in Equatorial Guinea, West Africa from CMS Energy Corporation and the borrowings we made to fund that acquisition, as if we had completed that acquisition and incurred those borrowings on December 31, 2001; and (3) on that pro forma basis, as adjusted to give effect to the issuance of the notes and our application of the net proceeds from that issuance as described under "Use of Proceeds."

                                                                      DECEMBER 31, 2001
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                                        (IN MILLIONS)
CASH AND CASH EQUIVALENTS...................................  $   657    $   614      $   614
                                                              =======    =======      =======

SHORT-TERM DEBT:
Short-term borrowings.......................................  $    --    $   750      $   150
Long-term debt due within one year..........................      215        215          215
                                                              -------    -------      -------
    Total short-term debt...................................      215        965          365

LONG-TERM DEBT:
Revolving credit facility...................................      475        675          286
Notes payable...............................................    2,281      2,281        2,281
Obligations relating to industrial development and
  environmental improvement bonds and notes(1)..............      499        499          499
Sale-leaseback financing(2).................................       84         84           84
6.125% notes due 2012 offered hereby........................       --         --          450
6.800% notes due 2032 offered hereby........................       --         --          550
Consolidated subsidiaries:
  Guaranteed notes..........................................      135        135          135
  Guaranteed loan...........................................      172        172          172
  All other obligations, including capital leases...........        8          8            8
                                                              -------    -------      -------
    Total...................................................    3,654      3,854        4,465
Less unamortized discount...................................        7          7            7
Less amount due within one year.............................      215        215          215
                                                              -------    -------      -------
    Total long-term debt....................................    3,432      3,632        4,243

MINORITY INTEREST IN MARATHON ASHLAND PETROLEUM LLC.........    1,963      1,963        1,963

STOCKHOLDERS' EQUITY:
Common stock, par value $1 per share:
  550,000,000 shares authorized;
  312,165,978 shares issued and outstanding.................      312        312          312
Common stock held in treasury (2,770,929 shares)............      (74)       (74)         (74)
Additional paid-in capital..................................    3,035      3,035        3,035
Retained earnings...........................................    1,643      1,643        1,643
Accumulated other comprehensive income......................       34         34           34
Deferred compensation.......................................      (10)       (10)         (10)
                                                              -------    -------      -------
    Total stockholders' equity..............................    4,940      4,940        4,940
                                                              -------    -------      -------
    Total debt, minority interest in Marathon Ashland
       Petroleum LLC and stockholders' equity...............  $10,550    $11,500      $11,511
                                                              =======    =======      =======

                                                        (footnotes on next page)

---------------

(1) Approximately $470 million of these obligations relate to environmental projects for current and former facilities of United States Steel and its predecessors. Although Marathon remains the legal obligor under those obligations, under the financial matters agreement described in the accompanying prospectus under the caption "Relationship Between Marathon and United States Steel After the Separation--Financial Matters Agreement," United States Steel has agreed to assume and discharge all of Marathon's principal repayment, interest and other payment obligations under those obligations. Approximately $146 million of those obligations are supported by letter of credit arrangements that, under some circumstances, could become short-term obligations.

(2) This sale-leaseback financing arrangement relates to a lease of equipment at United States Steel's Fairfield Works facility in Alabama. Although Marathon remains the legal obligor under that lease arrangement, under the financial matters agreement described in the accompanying prospectus under the caption "Relationship Between Marathon and United States Steel After the Separation--Financial Matters Agreement," United States Steel has agreed to assume and discharge all of Marathon's payment obligations relating to that lease.

CERTAIN CONTINGENT LIABILITIES

     In addition to being obligated with respect to the industrial development and environmental improvement bonds and notes and the sale-leaseback financing arrangement described in notes (1) and (2) to the table above, we are also either primarily or contingently obligated with respect to the following items attributable to United States Steel, which are not reflected in our consolidated balance sheet (but are disclosed in the notes to our consolidated financial statements):

     - approximately $138 million in obligations relating to various lease arrangements accounted for as operating leases and various guarantee arrangements, all of which were assumed by United States Steel; and

     - guarantees we have provided with respect to all United States Steel's obligations under a partnership agreement between United States Steel, as general partner, and General Electric Credit Corporation of Delaware and Southern Energy Clairton, L.L.C., as limited partners. United States Steel may dissolve the partnership under certain circumstances, including if it is required to fund accumulated cash shortfalls of the partnership in excess of $150 million. In addition to the normal commitments of a general partner, United States Steel has indemnified the limited partners for certain income tax exposures. As of December 31, 2001, United States Steel had no unpaid outstanding obligations to the limited partners.

For additional information concerning our contingent liabilities relating to United States Steel, see "Risk Factors--Risks Related to the Separation" in the accompanying prospectus.

     We have equity interests in several pipeline and other affiliates. For many of our pipeline affiliates, we have secured our proportionate share of the affiliate's debt by throughput and deficiency agreements or direct guarantees. As of December 31, 2001, our proportionate share of debt secured by those arrangements was $147 million. We have described those arrangements in the notes to our consolidated financial statements, which are incorporated by reference into the accompanying prospectus.

     Several of our equity affiliates have their own debt arrangements that we do not support, through guarantees or otherwise. As a result, those debt arrangements are not reflected in our consolidated financial statements or the related notes. If we were obligated to share in this debt on a pro-rata basis with our joint venturers, our proportionate share of this debt would have been approximately $353 million as of December 31, 2001. If any of those equity affiliates were to default under any of these debt arrangements, we would have no obligation to support the debt. However, any such default could adversely impact our investment in the applicable equity affiliate.

                            DESCRIPTION OF THE NOTES

     The following description of the notes offered by this prospectus supplement is intended to supplement, and to the extent inconsistent to replace, the more general terms and provisions of the debt securities described in the accompanying prospectus, to which we refer you. Each series of notes is a separate series of debt securities. This description of notes is only a summary. You should read the indenture we refer to below for more details regarding our obligations and your rights with respect to the notes.

GENERAL

     The 6.125% notes due 2012 (the "2012 notes") will mature on March 15, 2012. The 6.800% notes due 2032 (the "2032 notes" and, together with the 2012 notes, the "notes") will mature on March 15, 2032. The notes will be issued in fully registered form only in denominations of $1,000 and integral multiples of $1,000.

     The 2012 notes and the 2032 notes are initially being offered in the respective principal amounts of $450,000,000 and $550,000,000. We may, without the consent of the holders, increase such principal amount in the future, on the same terms and conditions and with the same CUSIP numbers, as the notes being offered by this prospectus supplement. We will not issue any such additional notes unless the additional notes are fungible with the notes being issued hereby for U.S. federal income tax purposes. Interest on the notes will accrue at the respective rates per year shown on the cover of this prospectus supplement and will be payable semiannually on March 15 and September 15 of each year, beginning September 15, 2002, to the persons in whose names the notes are registered at the close of business on the March 1 and September 1 preceding the respective interest payment dates, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest on the notes will be paid on the basis of a 360-day year consisting of twelve 30-day months. The notes will be issued under an indenture dated as of February 26, 2002, between JPMorgan Chase Bank, as trustee (the "Trustee"), and us.

OPTIONAL REDEMPTION

     The notes of each series will be redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes of that series to be redeemed;
       or

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points for the 2012 notes and 30 basis points for the 2032 notes.

In each case we will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

     "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York or Houston, Texas and on which commercial banks are open for business in New York, New York and Houston, Texas.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest

Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers that Marathon appoints to act as the Independent Investment Banker from time to time.

     "Reference Treasury Dealer" means (1) each of Banc of America Securities LLC, Salomon Smith Barney Inc. and J.P. Morgan Securities Inc., and their respective successors, and one other firm that is a primary U.S. Government securities dealer (a "Primary Treasury Dealer") which we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the series and amount of notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date. If fewer than all of the notes of a series are to be redeemed at any time, the Trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the Trustee deems fair and appropriate.

SINKING FUND

     There is no provision for a sinking fund for the notes.

RANKING

     The notes will constitute Marathon's unsecured and unsubordinated obligations and will rank equally with all its other existing and future unsecured and unsubordinated indebtedness.

     Marathon derives substantially all its operating income from, and holds substantially all its assets through, its subsidiaries. As a result, the notes will be structurally subordinated to the liabilities of Marathon's subsidiaries, including trade payables. For a discussion of Marathon's holding company structure and its ability to obtain distributions of earnings and cash flows from its subsidiaries, see "Description of Debt Securities--General" in the accompanying prospectus.

     As of December 31, 2001, Marathon's subsidiaries had approximately $315 million of indebtedness, excluding intercompany loans. As of December 31, 2001, as adjusted to give effect to the issuance of the notes and our application of the net proceeds from that issuance as described under "Use of Proceeds," we would have had an aggregate of $4.6 billion of consolidated indebtedness.

CERTAIN COVENANTS

     Certain covenants in the indenture limit the ability of Marathon and its subsidiaries to:

     - create or permit to exist mortgages and other liens; and

     - enter into sale and leaseback transactions.

For a description of these covenants, see "Description of Debt
Securities--Restrictive Covenants Under the Senior Indenture" in the accompanying prospectus.

DEFEASANCE

     Under certain circumstances, we will be deemed to have discharged the entire indebtedness on all of the outstanding notes of either series by defeasance. See "Description of the Debt Securities--Satisfaction and Discharge; Defeasance and Covenant Defeasance" in the accompanying prospectus for a description of the terms of any discharge or defeasance.

BOOK-ENTRY SYSTEM

     We will issue the notes of each series in the form of one or more global notes in fully registered form initially in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"), or such other name as may be requested by an authorized representative of DTC. The global notes will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

     DTC has advised us and the underwriters as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     - DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., The American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

     - The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

     Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes in DTC's records. The ownership interest of each actual purchaser of notes is in turn to be recorded on the direct and indirect participants' records. Beneficial owners of the notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

     To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, those persons may be prohibited from purchasing beneficial interests in the global notes from any beneficial owner or otherwise.

     So long as DTC's nominee is the registered owner of the global notes, such nominee for all purposes will be considered the sole owner or holder of the notes for all purposes under the indenture. Except as provided below, beneficial owners will not be entitled to have any of the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the indenture.

     Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     All payments on the global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from the Trustee or Marathon on payment dates in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the Trustee or Marathon, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of the Trustee or Marathon, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

     DTC may discontinue providing its service as securities depositary with respect to the notes at any time by giving reasonable notice to us or the Trustee. In addition, Marathon may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under those circumstances, in the event that a successor securities depositary is not obtained, note certificates in fully registered form are required to be printed and delivered to beneficial owners of the global notes representing such notes.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Marathon believes to be reliable (including
DTC), but we take no responsibility for its accuracy.

     Neither Marathon, the Trustee nor the underwriters will have any responsibility or obligation to direct participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any direct participant with respect to any ownership interest in the notes, or payments to, or the providing of notice to direct participants or beneficial owners.

     So long as the notes are in DTC's book-entry system, secondary market trading activity in the notes will settle in immediately available funds. All applicable payments on the notes issued as global notes will be made by Marathon in immediately available funds.

     See "Description of Debt Securities" in the accompanying prospectus for additional information concerning the notes, the indenture and the book-entry system.

                                  UNDERWRITING

     Banc of America Securities LLC and Salomon Smith Barney Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                        PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
UNDERWRITER                                              OF 2012 NOTES      OF 2032 NOTES
-----------                                             ----------------   ----------------
Banc of America Securities LLC........................    $146,250,000       $178,760,000
Salomon Smith Barney Inc..............................     146,250,000        178,760,000
J.P. Morgan Securities Inc............................      45,000,000         55,000,000
Credit Suisse First Boston Corporation................      22,500,000         27,500,000
Goldman, Sachs & Co...................................      22,500,000         27,500,000
Lehman Brothers Inc...................................      22,500,000         27,500,000
Morgan Stanley & Co. Incorporated.....................      22,500,000         27,500,000
Commerzbank Capital Markets Corp......................       7,500,000          9,160,000
Mizuho International plc..............................       7,500,000          9,160,000
Scotia Capital (USA) Inc..............................       7,500,000          9,160,000
                                                          ------------       ------------
     Total............................................    $450,000,000       $550,000,000
                                                          ============       ============

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount in the case of the 2012 notes and 0.50% of the principal amount in the case of the 2032 notes. The underwriters may allow, and dealers may reallow a concession to certain other dealers not to exceed 0.25% of the principal amount in the case of the 2012 notes and 0.25% of the principal amount in the case of the 2032 notes. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

                                                              PAID BY MARATHON
                                                              ----------------
Per 2012 note...............................................       0.650%
Per 2032 note...............................................       0.875%

     In connection with the offering, Banc of America Securities LLC and Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc of America Securities LLC or Salomon Smith

Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses for this offering will be $1.2 million.

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Some of the underwriters or affiliates of some of the underwriters are lenders under some of our credit facilities. As described in "Use of Proceeds," the net proceeds from the sale of the notes will be used to repay indebtedness under those credit facilities. Because some of the underwriters or affiliates of some of the underwriters are lenders under those credit facilities and more than 10% of our net proceeds from this offering will be used to repay indebtedness we owe them under those credit facilities, the offering will be conducted in conformity with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue an opinion about the legality of the notes. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Marathon Oil Corporation incorporated in the accompanying prospectus by reference to Marathon Oil Corporation's current report on Form 8-K dated February 27, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

[MARATHON OIL CORPORATION LOGO]

MARATHON OIL CORPORATION
5555 San Felipe Road
Houston, Texas 77056-2723
(713) 629-6600

                                 $1,685,719,300
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

                             ---------------------

  ------------------------
   CONSIDER CAREFULLY THE
   RISK FACTORS BEGINNING                  THE OFFERING
   ON PAGE 3.                       We may offer from time to time:
                                    -  senior debt securities;
   We will provide                  -  subordinated debt securities;
   additional terms of our          -  preferred stock;
   securities in one or             -  common stock; and
   more supplements to              -  warrants.
   this prospectus. You
   should read this
   prospectus and the
   related prospectus
   supplement carefully
   before you invest in             Our common stock is listed on the New
   our securities. No               York Stock Exchange, the Pacific Stock
   person may use this              Exchange and the Chicago Stock Exchange
   prospectus to offer and          under the symbol "MRO."
   sell our securities
   unless a prospectus
   supplement accompanies
   this prospectus.
  -----------------------



                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

               The date of this prospectus is February 12, 2002.

                               TABLE OF CONTENTS

About This Prospectus.......................................     2
The Company.................................................     2
Risk Factors................................................     3
Forward-Looking Statements..................................    10
The Separation..............................................    11
Relationship Between Marathon and United States Steel After
  the Separation............................................    13
Use of Proceeds.............................................    17
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............    17
Description of Debt Securities..............................    18
Description of Capital Stock................................    27
Description of Warrants.....................................    32
Plan of Distribution........................................    34
Legal Matters...............................................    36
Experts.....................................................    36
Where You Can Find More Information.........................    36

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. Using this process, we may offer any combination of the securities this prospectus describes in one or more offerings with a total initial offering price of up to $1,685,719,300. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

                                  THE COMPANY

     Marathon Oil Corporation, a Delaware corporation ("Marathon"), is one of the largest fully integrated oil and gas companies in the United States. Through its subsidiaries, Marathon is engaged in the worldwide exploration and production of crude oil and natural gas. It is also engaged in other energy-related businesses, including the domestic refining, marketing and transportation of petroleum products primarily through Marathon Ashland Petroleum LLC ("MAP"), a company in which Marathon owns a 62% equity interest.

     On December 31, 2001, in a transaction we refer to as the "Separation," we separated our businesses into two companies and changed our name from USX Corporation to Marathon Oil Corporation. As a result of the Separation, United States Steel Corporation ("United States Steel") now conducts the business of our former U.S. Steel Group as a separate, publicly owned corporation. Marathon and its subsidiaries are continuing the business of the Marathon Group. See "The Separation."

     In this prospectus, we refer to Marathon, its wholly owned and majority owned subsidiaries and its ownership interest in equity affiliates as "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 5555 San Felipe Road, Houston, Texas 77056-2723, and our telephone number at that location is (713) 629-6600.

                                  RISK FACTORS

     You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

                        RISKS RELATED TO THE SEPARATION

UNITED STATES STEEL HAS VARIOUS FINANCIAL AND OTHER OBLIGATIONS WHICH ITS FAILURE TO PERFORM COULD MATERIALLY ADVERSELY AFFECT US.

     In connection with the Separation, United States Steel agreed to hold us harmless from and against various liabilities, including (amounts as of December 31, 2001):

     - approximately $554 million of long-term debt and sale-leaseback financing obligations we are obligated by contract to pay third parties;

     - approximately $138 million in obligations relating to various lease arrangements accounted for as operating leases and various guarantee arrangements, all of which were assumed by United States Steel; and

     - any federal income tax liabilities that arise from the Separation through a fault of United States Steel.

See "-- Financial Matters Agreement" and "-- Tax Sharing Agreement" under "Relationship Between Marathon and United States Steel After the Separation." If United States Steel fails to perform these agreements, our claims against it would constitute general unsecured claims subordinate to the claims of secured creditors and that failure could materially adversely affect us.

     In addition, we could be contingently liable for other obligations associated with the business of United States Steel, as more fully described under "Relationship Between Marathon and United States Steel After the Separation -- Financial Matters Agreement."

     As a stand-alone company, United States Steel will need to fund any of its negative operating cash flow from external sources, and adequate sources may be unavailable or the cost of that funding may adversely impact United States Steel. United States Steel is more highly leveraged than we are, has a noninvestment grade credit rating and has granted security interests in some of its assets, including its accounts receivable and inventory. The steel business is highly competitive, and a large number of industry participants have sought protection under bankruptcy laws in recent periods.

     The enforceability of our claims against United States Steel could become subject to the effect of any bankruptcy, fraudulent conveyance or transfer or other law affecting creditors' rights generally, or of general principles of equity, which might become applicable to those claims or other claims arising from the facts and circumstances in which the Separation was effected. Under fraudulent conveyance or transfer laws, for example, unsecured obligations of a debtor which a court finds the debtor to have incurred while insolvent or undercapitalized could be subordinated in right of payment to other unsecured claims against the debtor.

     Under applicable law and regulations, we also may be liable for any defaults by United States Steel in the performance of its obligations to pay federal income taxes, fund its ERISA pension plans and pay other obligations relating to periods prior to the effective date of the Separation.

THE TRANSFER BY OUR FORMER PARENT ENTITY TO US OF OWNERSHIP OF THE BUSINESSES REPRESENTING THE MARATHON GROUP COULD BE ATTACKED UNDER FRAUDULENT CONVEYANCE OR TRANSFER LAWS BY OR ON BEHALF OF CREDITORS OF UNITED STATES STEEL, AND ANY SUCH ATTACK, IF SUCCESSFUL, COULD MATERIALLY ADVERSELY AFFECT US AND THE VALUE OF OUR SECURITIES.

     In July 2001, USX Corporation ("Old USX") effected a reorganization of the ownership of its businesses in which:

     - it created Marathon as its publicly owned parent holding company and transferred ownership of the businesses representing the Marathon Group to Marathon; and

     - it merged into a newly formed subsidiary which survives as United States Steel.

Prior to this reorganization, the assets of Old USX available to satisfy its then existing and future creditors included its ownership interest in the businesses representing the Marathon Group.

     If a court in a bankruptcy case respecting United States Steel or a lawsuit brought by its creditors or their representative were to find that, under the applicable state fraudulent conveyance or transfer law or corresponding provisions of the federal bankruptcy code:

     - the transfer by Old USX to us of ownership of the businesses representing the Marathon Group or related transactions were undertaken by Old USX with the intent of hindering, delaying or defrauding its existing or future creditors; or

     - Old USX received less than reasonably equivalent value or fair consideration, or no value or consideration, in connection with those transactions, and either it or United States Steel

      - was insolvent or rendered insolvent by reason of those transactions,

      - was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

      - intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature,

then that court could determine those transactions entitled one or more classes of creditors of United States Steel to equitable relief from us. Such a determination could permit the unpaid creditors to obtain recovery from us or could result in other actions detrimental to the holders of our debt and equity securities. The measure of insolvency for purposes of these considerations would vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if either:

     - the sum of its debts and liabilities, including contingent liabilities, was greater than the value of its assets, at a fair valuation; or

     - the fair saleable value of its assets was less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

THE SEPARATION MAY BECOME TAXABLE UNDER SECTION 355(E) OF THE INTERNAL REVENUE CODE IF CAPITAL STOCK REPRESENTING A 50% OR GREATER INTEREST IN EITHER MARATHON OR UNITED STATES STEEL IS ACQUIRED AS PART OF A PLAN THAT INCLUDES THE SEPARATION.

     The Separation may become taxable to Marathon under section 355(e) of the Internal Revenue Code of 1986 if capital stock representing a 50% or greater interest in either Marathon or United States Steel is acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. For this purpose, a "50% or greater interest" means capital stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of capital stock. If section 355(e) applies, the amount of the tax could be material. If an acquisition occurs that results in the Separation being taxable under section 355(e), the tax sharing agreement described below under "Relationship Between Marathon and United States Steel After the

Separation -- Tax Sharing Agreement" provides that the resulting corporate tax liability will be borne by the party involved in that acquisition transaction.

                         RISKS RELATED TO OUR BUSINESS

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL OR GAS PRICES WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     Prices for oil and gas fluctuate widely. Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our oil, gas and refined products. Historically, the markets for oil, gas and refined products have been volatile and may continue to be volatile in the future. Many of the factors influencing prices of oil, gas and refined products are beyond our control. These factors include:

     - worldwide and domestic supplies of oil and gas;

     - weather conditions;

     - the ability of the members of OPEC to agree to and maintain oil price and production controls;

     - political instability or armed conflict in oil-producing regions;

     - the price and level of foreign imports;

     - the level of consumer demand;

     - the price and availability of alternative fuels;

     - the availability of pipeline capacity; and

     - domestic and foreign governmental regulations and taxes.

     The long-term effects of these and other conditions on the prices of oil and gas are uncertain. For example, oil prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. In late 1999, oil and natural gas prices increased significantly and remained at higher levels through the first half of 2001. In the second half of 2001, oil and natural gas prices declined significantly from the price levels of 2000 and the first half of 2001.

     Lower oil and gas prices may reduce the amount of oil and gas that we produce, which may adversely affect our revenues and operating income. Significant reductions in oil and gas prices may require us to reduce our capital expenditures.

     The recent terrorists' attacks on the United States may directly and indirectly negatively affect our operating results. The national and global responses to those terrorist attacks, many of which are still being formulated, including recent military, diplomatic and financial responses and any possible reprisals as a consequence of unilateral U.S. actions and/or allied actions, may materially adversely affect us in ways we cannot predict at this time.

OUR OIL AND GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

     Estimates of reserves by necessity are projections based on engineering data, the projection of future rates of production and the timing of future expenditures. We base the estimates of our proved oil and gas reserves and projected future net revenues on reserve reports we prepare. The process of estimating oil and gas reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Different reserve engineers may make different estimates of reserve quantities and revenues attributable to those reserves based on the same data. Future performance that deviates significantly from the reserve reports could have a material adverse effect on our business and prospects.

     Fluctuations in the price of oil and natural gas have the effect of significantly altering reserve estimates, because the economic projections inherent in the estimates may reduce or increase the quantities of commercially recoverable reserves. We may not realize the prices our reserve estimates reflect or produce the estimated volumes during the periods those estimates reflect. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates.

     Any downward revision in our estimated quantities of reserves or writedown of the book value of our reserves could have adverse consequences on our financial results, such as decreasing earnings, which may result in noncash losses and impairment charges.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as oil and gas is produced. Future oil and gas production is, therefore, highly dependent on our level of success in acquiring or finding additional reserves. Because we are smaller than many of our competitors, we have fewer reserves and will be at an even greater disadvantage in relation to our competitors if we fail to acquire or find additional reserves.

INCREASES IN CRUDE OIL PRICES AND ENVIRONMENTAL REGULATIONS MAY ADVERSELY AFFECT OUR REFINED PRODUCT MARGINS.

     We conduct domestic refining, marketing and transportation operations primarily through MAP. MAP conducts its operations mainly in the Midwest, the Southeast, the Ohio River Valley and the upper Great Plains. The profitability of these operations depends largely on the margin between the cost of crude oil and other feedstocks MAP refines and the selling prices it obtains for refined products. MAP's overall profitability could be adversely affected by availability of supply and rising crude oil and other feedstock prices which it does not recover in the marketplace. Refined product margins have been historically volatile and vary with the level of economic activity in the various marketing areas, the regulatory climate, logistical capabilities and the available supply of refined products.

     In addition, environmental regulations, particularly the 1990 Amendments to the Clean Air Act, have imposed, and are expected to continue to impose, increasingly stringent and costly requirements on refining and marketing operations, which may have an adverse effect on margins.

THE OIL AND GAS EXPLORATION AND PRODUCTION INDUSTRY IS VERY COMPETITIVE, AND MANY OF OUR EXPLORATION AND PRODUCTION COMPETITORS HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO.

     Strong competition exists in all sectors of the oil and gas exploration and production industry and, in particular, in the exploration and development of new reserves. We compete with major integrated and independent oil and gas companies for the acquisition of oil and gas leases and other properties, for the equipment and labor required to develop and operate those properties and in the marketing of oil and natural gas to end-users. Many of our competitors have financial and other resources substantially greater than those available to us. As a consequence, we may be at a competitive disadvantage in bidding for drilling rights. In addition, many of our larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also compete in attracting and retaining personnel, including geologists, geophysicists and other specialists. We may not be able to attract or retain technical personnel in the future.

ENVIRONMENTAL COMPLIANCE AND REMEDIATION COULD RESULT IN INCREASED CAPITAL REQUIREMENTS AND OPERATING COSTS.

     Our businesses are subject to numerous laws and regulations relating to the protection of the environment. We have incurred and will continue to incur substantial capital, operating and maintenance,
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and remediation expenditures as a result of these laws and regulations. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. In addition, any failure by us to comply with existing or future laws could result in civil or criminal fines and other enforcement action against us.

     Our operations and those of our predecessors could expose us to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances. For example:

     - we are investigating or remediating contamination at several formerly and currently owned sites; and

     - we have been identified as a potentially responsible party at several Superfund sites where we or our predecessors are alleged to have disposed of wastes in the past.

     Environmental laws are subject to frequent change and many of them have become more stringent. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them.

     Of particular significance to MAP are the new Tier II Fuels regulations issued by the U.S. Environmental Protection Agency. These rules require substantially reduced sulfur levels in the manufacture of gasoline and diesel fuel. We estimate that MAP's combined capital cost to achieve compliance with these rules could amount to approximately $700 million between 2003 and 2005. This is only a preliminary estimate because of the ongoing evolution of regulatory requirements. Some factors that could potentially affect MAP's gasoline and diesel fuel compliance costs include obtaining the necessary construction and environmental permits, operating considerations and unforeseen hazards, such as weather conditions. To the extent these expenditures are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected.

     In connection with government inspections at some of our refineries, we have received a number of notices of violations of environmental laws from the Environmental Protection Agency and state environmental agencies. In some cases, we have entered into consent decrees or orders that require us to pay fines or install pollution controls to settle our alleged liability. For example, MAP agreed to settle alleged violations of several environmental laws, including New Source Review regulations, with a global consent decree signed on May 11, 2001. The agreement requires MAP to install environmental control equipment which we expect to require approximately $300 million in expenditures over the next seven years, pay a $3.8 million fine and perform supplemental environmental projects which we expect to cost approximately $8 million. These supplemental environmental projects are being undertaken as part of a settlement of an enforcement action for alleged Clean Air Act violations.

OUR RELIANCE ON OUR FOREIGN PRODUCTION OF OIL AND GAS EXPOSES US TO RISKS FROM ABROAD, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

     Our production of oil and gas outside of the United States accounted for 48%, 33% and 34%, respectively, of our total production in the years 2000, 1999 and 1998. Development of new production properties in countries outside the United States may require protracted negotiations with host governments, national oil companies and third parties and is frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations, increased regulation and approval requirements and governmental regulation, which could adversely affect the economics of projects.

OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTIONS AND CASUALTY LOSSES, AND WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Our exploration and production operations are subject to unplanned occurrences, including blowouts, explosions, fires, loss of well control, spills, adverse weather, labor disputes and maritime accidents. In
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

addition, our refining, marketing and transportation operations are subject to business interruptions due to scheduled refinery turnarounds and unplanned events such as explosions, fires, pipeline interruptions, crude oil or refined product spills, inclement weather or labor disputes. They are also subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather conditions. We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards in amounts that we believe to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to us for exploration, drilling and production and could have a material adverse effect on our financial position or results of operations.

AS A HOLDING COMPANY WITH NO OPERATIONS OF ITS OWN, MARATHON WILL DEPEND ON DISTRIBUTIONS FROM ITS SUBSIDIARIES TO MAKE PAYMENTS ON ANY DEBT SECURITIES IT OFFERS UNDER THIS PROSPECTUS, AND PROVISIONS OF APPLICABLE LAW OR CONTRACTUAL RESTRICTIONS COULD LIMIT THE AMOUNT OF THOSE DISTRIBUTIONS.

     Marathon derives substantially all its operating income from, and holds substantially all its assets through, its subsidiaries. As a result, Marathon will depend on distributions of cash flow and earnings of its subsidiaries in order to meet its payment obligations under any debt securities it offers under this prospectus and its other obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on Marathon's debt securities or to provide Marathon with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to Marathon, and they could agree to contractual restrictions on their ability to make distributions.

     Marathon's right to receive any assets of any subsidiary, and therefore the right of the holders of Marathon's debt securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if Marathon is a creditor of any subsidiary, Marathon's rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Marathon.

MARATHON MAY ISSUE PREFERRED STOCK WHOSE TERMS COULD ADVERSELY AFFECT THE VOTING POWER OR VALUE OF ITS COMMON STOCK.

     Marathon's restated certificate of incorporation authorizes it to issue, without the approval of its stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over its common stock respecting dividends and distributions, as its board of directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of Marathon's common stock. For example, Marathon might grant holders of preferred stock the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Marathon might assign to holders of preferred stock could affect the residual value of the common stock. See "Description of Capital Stock -- Preferred Stock."

PROVISIONS IN MARATHON'S CORPORATE DOCUMENTS AND DELAWARE LAW COULD DELAY OR PREVENT A CHANGE IN CONTROL OF MARATHON, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO ITS STOCKHOLDERS.

     The existence of some provisions in Marathon's corporate documents and Delaware law could delay or prevent a change in control of Marathon, even if that change would be beneficial to its stockholders. Marathon's restated certificate of incorporation and by-laws contain provisions that may make acquiring control of Marathon difficult, including:

     - provisions relating to the classification, nomination and removal of its directors;

     - a provision prohibiting stockholder action by written consent;

     - a provision that allows only its board of directors to call a special meeting of its stockholders;

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

     - provisions regulating the ability of its stockholders to bring matters for action at annual meetings of its stockholders; and

     - the authorization given to its board of directors to issue and set the terms of preferred stock.

     In addition, Marathon has also adopted a stockholder rights plan, which would cause extreme dilution to any person or group who attempts to acquire a significant interest in Marathon without advance approval of its board of directors, while a provision of the Delaware General Corporation Law would impose some restrictions on mergers and other business combinations between Marathon and any holder of 15% or more of its outstanding common stock. See "Description of Capital Stock."

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

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the accompanying prospectus supplement, including the information we incorporate by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "forecast," "budget," "goal" or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

     The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

     - our financial exposure for obligations of United States Steel;

     - fluctuations in crude oil and natural gas prices and refining and marketing margins;

     - potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;

     - drilling rig availability;

     - unexpected geological or other conditions or events encountered in drilling operations;

     - unsuccessful exploratory drilling activities;

     - unexpected difficulties in refining, marketing or transporting petroleum products;

     - potential disruption or interruption of our production facilities and our refining, marketing and transportation operations due to accidents, acts of terrorism or political events;

     - our ability to achieve the benefits we expect to achieve from the Separation;

     - the highly competitive nature of our businesses;

     - international monetary conditions and exchange controls;

     - changes in, and our ability to comply with government regulations, including those relating to the environment;

     - liability for remedial actions under environmental regulations;

     - changes in tax laws applicable to us; and

     - general domestic and international economic and political conditions.

We have discussed some of these factors in more detail in the "Risk Factors" section of this prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

                                 THE SEPARATION

GENERAL

     Marathon was originally organized in 2001 as USX HoldCo, Inc. ("USX HoldCo") to become a holding company for the two principal businesses of our former parent company, Old USX:

     - the steel production and sale business, the steel mill products, coke, taconite pellets and coal transportation business and other steel-related businesses comprising the U.S. Steel Group; and

     - the oil and gas exploration and production and other energy businesses conducted by Marathon Oil Company, an Ohio corporation, and other subsidiaries comprising the Marathon Group.

In a series of transactions (the "Holding Company Reorganization") Old USX completed on July 2, 2001:

     - USX HoldCo became the holding company for Marathon Oil Company and United States Steel LLC;

     - Old USX was merged with and into United States Steel LLC;

     - USX HoldCo assumed a substantial part of the outstanding indebtedness, obligations under various capital and operating leases and guarantee obligations and other contingent liabilities of Old USX; and

     - USX HoldCo changed its name to USX Corporation.

     On December 31, 2001, pursuant to an Agreement and Plan of Reorganization dated as of July 31, 2001 (the "Reorganization Agreement") Marathon completed the Separation transaction, in which:

     - United States Steel LLC converted into a Delaware corporation named United States Steel Corporation and became a separate, publicly traded company; and

     - USX HoldCo, then known as USX Corporation, changed its name to Marathon Oil Corporation.

Marathon and its subsidiaries are continuing the energy business that comprised the Marathon Group of Old USX.

ASSUMPTION OF INDEBTEDNESS AND OTHER OBLIGATIONS BY UNITED STATES STEEL

     Prior to the Separation, Old USX, and then Marathon, managed most of its financial activities on a centralized, consolidated basis and, in its financial statements, attributed amounts that related primarily to the following items to the Marathon Group and the U.S. Steel Group on the basis of their cash flows for the applicable periods and the initial capital structure for each group:

     - invested cash;

     - short-term and long-term debt, including convertible debt, and related net interest and other financing costs; and

     - preferred stock and related dividends.

     The following items, however, were specifically attributed to and reflected in their entirety in the financial statements of the group to which they related:

     - leases;

     - collateralized financings;

     - indexed debt instruments;

     - financial activities of consolidated entities that were not wholly owned subsidiaries; and

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

     - transactions that related to securities convertible solely into common stock that tracked the performance of the Marathon Group or the U.S. Steel Group.

     These attributions were for accounting purposes only and did not reflect the legal ownership of cash or the legal obligations to pay and discharge debt or other obligations.

     In connection with the Separation:

     - United States Steel and its subsidiaries incurred indebtedness to third parties and assumed various obligations from Marathon in an aggregate amount approximately equal to all the net amounts attributed to the U.S. Steel Group immediately prior to the Separation, both absolute and contingent, less the amount of a $900 million value transfer (the "Value Transfer"); and

     - Marathon and its subsidiaries remained responsible for all the liabilities attributed to the Marathon Group, both absolute and contingent, plus $900 million.

     These arrangements will require a post-Separation cash settlement between Marathon and United States Steel following the audit of the balance sheets for both the Marathon Group and the U.S. Steel Group as of December 31, 2001, in order to ensure that the Value Transfer was $900 million.

     As a result of its assumption of various items of indebtedness and other obligations from its former parent entity in the Holding Company Reorganization, Marathon remained obligated after the Separation for the following items of indebtedness and other obligations that were attributed to the U.S. Steel Group in accordance with the provisions of the Reorganization Agreement (amounts as of December 31, 2001):

     - approximately $470 million of obligations under industrial revenue bonds related to environmental projects for current and former U.S. Steel Group facilities, with maturities ranging from 2009 through 2033;

     - approximately $84 million of sale-leaseback financing obligations under a lease for equipment at United States Steel's Fairfield Works facility, with the lease term extending to 2012, subject to extensions;

     - approximately $138 million in obligations relating to various lease arrangements accounted for as operating leases and various guarantee arrangements, all of which were assumed by United States Steel; and

     - other guarantees referred to under "Relationship Between Marathon and United States Steel After the Separation -- Financial Matters Agreement."

     As contemplated by the Reorganization Agreement, Marathon and United States Steel entered into a financial matters agreement to reflect United States Steel's agreement to assume and discharge all Marathon's principal repayment, interest payment and other payment obligations under the industrial revenue bonds, the capital lease arrangement and the guarantees associated with the other lease and similar obligations referred to above. In addition, the financial matters agreement requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under the other guarantees referred to above. The financial matters agreement also provides that on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds. United States Steel may accomplish that discharge by refinancing or, to the extent not refinanced, paying Marathon an amount equal to the remaining principal amount of, all accrued and unpaid debt service outstanding on, and any premium required to immediately retire, the then outstanding industrial revenue bonds. Only $1.8 million of the industrial revenue bonds are scheduled to mature in the period extending through 2012. For additional information relating to the financial matters agreement, see "Relationship Between Marathon and United States Steel After the Separation -- Financial Matters Agreement."

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

EFFECTS ON HISTORICAL RELATIONSHIP

     Historically, the U.S. Steel Group has funded its negative operating cash flow with cash supplied by us, a portion of which was reflected as a payment from us under our tax allocation policy and the remainder of which was represented by increased amounts of debt attributed by us. As a stand-alone company, United States Steel will need to fund any of its negative operating cash flow from external sources, and adequate sources may be unavailable or the cost of such funding may adversely impact United States Steel.

     For the nine months ended September 30, 2001 and the year ended December 31, 2000, the U.S. Steel Group had segment income (loss) from operations of ($146) million and $25 million, respectively. Additionally, for the year ended December 31, 2000, the U.S. Steel Group generated negative cash flow of $494 million after investing activities and dividends, excluding an additional $500 million elective employee benefit funding.

     As we discuss below, the financial matters agreement does not contain any financial covenants, and United States Steel is free to incur additional debt and grant mortgages on or security interests in its property and sell or transfer assets without our consent. United States Steel is more highly leveraged than we are, has a noninvestment grade credit rating and has granted security interests in some of its assets, including its accounts receivable and inventory. Additionally, United States Steel's operations are capital intensive. United States Steel's business also requires substantial expenditures for routine maintenance. The steel business is highly competitive and a large number of industry participants have sought protection under bankruptcy laws in recent periods.

                         RELATIONSHIP BETWEEN MARATHON
                  AND UNITED STATES STEEL AFTER THE SEPARATION

     As a result of the Separation, Marathon and United States Steel are separate companies, and neither has any ownership interest in the other. Thomas
J. Usher is chairman of the board of both companies, and four of the remaining ten members of Marathon's board of directors are also directors of United States Steel.

     In connection with the Separation and pursuant to the Reorganization Agreement, Marathon and United States Steel have entered into a series of agreements governing their relationship subsequent to the Separation and providing for the allocation of tax and certain other liabilities and obligations arising from periods prior to the Separation. Set forth below is a summary of some of the provisions of each of those agreements.

TAX SHARING AGREEMENT

     Marathon and United States Steel have a tax sharing agreement that applies to each of their consolidated tax reporting groups. Provisions of this agreement include the following:

     - for any taxable period, or any portion of any taxable period, ended on or before December 31, 2001, unpaid tax sharing payments will be made between Marathon and United States Steel generally in accordance with our general tax sharing principles in effect prior to the Separation;

     - no tax sharing payments will be made with respect to taxable periods, or portions thereof, beginning after December 31, 2001; and

     - provisions relating to the tax and related liabilities, if any, that result from the Separation ceasing to qualify as a tax-free transaction and limitations on post-Separation activities that might jeopardize the tax-free status of the Separation.

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

     Under the general tax sharing principles in effect prior to the Separation:

     - the taxes payable by each of the Marathon Group and the U.S. Steel Group were determined as if each of them had filed its own consolidated, combined or unitary tax return; and

     - the U.S. Steel Group would receive the benefit, in the form of tax sharing payments by the parent corporation, of the tax attributes, consisting principally of net operating losses and various credits, that its business generated and the parent used on a consolidated basis to reduce its taxes otherwise payable.

     In accordance with the tax sharing agreement, at the time of the Separation, we made a preliminary settlement with United States Steel of $441 million as the net tax sharing payments we owed to it for the year ended December 31, 2001 under the pre-Separation tax sharing principles.

     The tax sharing agreement also addresses the handling of tax audits and contests and other matters respecting taxable periods, or portions of taxable periods, ended prior to December 31, 2001.

     In the tax sharing agreement, each of Marathon and United States Steel promised the other party that it:

     - would not, prior to January 1, 2004, take various actions or enter into various transactions that might, under section 355 of the Internal Revenue Code of 1986, jeopardize the tax-free status of the Separation; and

     - would be responsible for, and indemnify and hold the other party harmless from and against, any tax and related liability, such as interest and penalties, that results from the Separation ceasing to qualify as tax-free because of its taking of any such action or entering into any such transaction.

     The proscribed actions and transactions include:

     - the liquidation of Marathon or United States Steel; and

     - the sale by Marathon or United States Steel of its assets, except in the ordinary course of business.

     In case a taxing authority seeks to collect a tax liability from one party which the tax sharing agreement has allocated to the other party, the other party has agreed in the sharing agreement to indemnify the first party against that liability.

     Even if the Separation otherwise qualifies for tax-free treatment under section 355 of the Internal Revenue Code, the Separation may become taxable to Marathon under section 355(e) of the Internal Revenue Code if capital stock representing a 50% or greater interest in either Marathon or United States Steel is acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. For this purpose, a "50% or greater interest" means capital stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of capital stock. To minimize this risk, both Marathon and United States Steel agreed in the tax sharing agreement that they would not enter into any transactions or make any change in their equity structures that could cause the Separation to be treated as part of a plan or series of related transactions to which those provisions of section 355(e) of the Internal Revenue Code may apply. If an acquisition occurs that results in the Separation being taxable under section 355(e) of the Internal Revenue Code, the agreement provides that the resulting corporate tax liability will be borne by the party involved in that acquisition transaction.

     Although the tax sharing agreement allocates tax liabilities relating to taxable periods ending on or prior to the Separation, each of Marathon and United States Steel, as members of the same consolidated tax reporting group during any portion of a taxable period ended on or prior to the date of the Separation, is jointly and severally liable under the Internal Revenue Code for the federal income tax liability of the entire consolidated tax reporting group for that year. To address the possibility that the taxing authorities may seek to collect all or part of a tax liability from one party where the tax sharing agreement allocates that liability to the other party, the agreement includes indemnification provisions that would entitle the party from whom the taxing authorities are seeking collection to obtain indemnification from the other party, to the extent the agreement allocates that liability to that other party. We can provide no assurance, however, that United States Steel will be able to meet its indemnification obligations, if any, to Marathon that may arise under the tax sharing agreement.

TRANSITION SERVICES AGREEMENT

     Marathon and United States Steel have a transition services agreement that will govern the provision of the following services until December 31, 2002:

     - common corporate support services; and

     - interunit computer services.

     Common corporate support services include services personnel at our former Pittsburgh corporate headquarters historically provided prior to the Separation. These include accounting, finance and financial management, government affairs, investor relations, public affairs and tax services. Most of these personnel now work for Marathon or United States Steel. Each company has agreed to provide these services to the other, to the extent it is able to do so and the other company cannot satisfy its own needs.

     Interunit computer services consist of computer and information technology services either company historically provided to our former Pittsburgh corporate headquarters or to the other company.

     A company providing common corporate support or inter-unit computer services under the transition services agreement will be entitled to recover the costs it incurs in providing those services.

     The transition services agreement also includes each company's grant to the other company and its subsidiaries of a nonexclusive, fully paid, worldwide license for their internal use only of the granting company's computer programs, software, source code and know-how that were utilized prior to the Separation or are utilized under the transition services agreement to provide common corporate support or inter-unit computer services to the other company and its subsidiaries.

FINANCIAL MATTERS AGREEMENT

     Marathon and United States Steel have a financial matters agreement that provides for United States Steel's assumption of the obligations under Marathon's outstanding industrial revenue bonds, the sale-leaseback financing arrangement and the lease and guarantee obligations referred to above under "The Separation -- Assumption of Indebtedness and Other Obligations by United States Steel." Under the financial matters agreement, United States Steel has assumed and agreed to discharge all Marathon's principal repayment, interest payment and other obligations under those industrial revenue bonds and lease and guarantee arrangements described above, including any amounts due on any default or acceleration of any of those obligations, other than any default caused by Marathon. The financial matters agreement also provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds.

     The financial matters agreement also requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under a guarantee we have provided with respect to all United States Steel's obligations under a partnership agreement between United States Steel, as general partner, and General Electric Credit Corporation of Delaware and Southern Energy Clairton, L.L.C., as limited partners. United States Steel may dissolve the partnership under certain circumstances, including if it is required to fund accumulated cash shortfalls of the partnership in excess of $150 million. In addition to the normal commitments of a general partner, United States Steel has indemnified the limited partners for certain income tax exposures. As of December 31, 2001, United States Steel had no unpaid outstanding obligations to the limited partners.

     The financial matters agreement requires Marathon to use commercially reasonable efforts to take all necessary action or refrain from acting so as to assure compliance with all covenants and other obligations under the documents relating to the assumed obligations to avoid the occurrence of a default or the acceleration of the payment obligations under the assumed obligations. The agreement also obligates Marathon to use commercially reasonable efforts to obtain and maintain letters of credit and other liquidity arrangements required under the assumed obligations.

     United States Steel's obligations to Marathon under the financial matters agreement are general unsecured obligations which rank equal to United States Steel's accounts payable and other general unsecured obligations. The financial matters agreement does not contain any financial covenants, and United States Steel is free to incur additional debt, grant mortgages on or security interests in its property and sell or transfer assets without our consent.

LICENSE AGREEMENT

     Marathon and United States Steel have entered into a license agreement under which Marathon granted to United States Steel a nonexclusive, fully paid, worldwide license to use the "USX" name and various trade secrets, know-how and intellectual property rights previously used in connection with the business of both companies. The license agreement provides that United States Steel may use these rights solely in the conduct of its internal business. It also provides United States Steel with the right to sublicense these rights to any of its subsidiaries. The license agreement provides for a perpetual term, so long as United States Steel performs its obligations under the agreement.

INSURANCE ASSISTANCE AGREEMENT

     Marathon and United States Steel have an insurance assistance agreement, which provides for:

     - the division of responsibility for joint insurance arrangements; and

     - the entitlement to insurance claims and the allocation of deductibles with respect to claims associated with pre-Separation periods.

     Under the insurance assistance agreement:

     - Marathon is entitled to all rights in and to all claims and is solely liable for the payment of uninsured retentions and deductibles arising out of or relating to pre-Separation events or conditions exclusively associated with the business of the Marathon Group;

     - United States Steel is entitled to all rights in and to all claims and is solely liable for the payment of uninsured retentions and deductibles arising out of or relating to pre-Separation events or conditions exclusively associated with the business of the U.S. Steel Group;

     - Marathon is entitled to 65% and United States Steel is entitled to 35% of all rights in and to all claims, and Marathon and United States Steel are liable on the same percentage basis for the payment of uninsured retentions and deductibles, arising out of or relating to pre-Separation events or conditions and not related exclusively to either the Marathon Group or the U.S. Steel Group; and

     - the cost of extended reporting insurance for pre-Separation periods will be split between Marathon and United States Steel on a 65%-35% basis, respectively, if both companies elect to purchase the same extended reporting insurance.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include funding working capital requirements, acquisitions and other capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities. Pending any specific application, we may initially invest those funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

              RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods indicated, in each case determined on a total enterprise basis are as follows:

                                                                                               NINE MONTHS
                                                                                                  ENDED
                                                               YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                           --------------------------------   -------------
                                                           1996   1997   1998   1999   2000   2000    2001
                                                           ----   ----   ----   ----   ----   -----   -----
Ratio of earnings to fixed charges.......................  3.65   3.79   3.56   4.32   3.89   6.77    8.77
                                                           ====   ====   ====   ====   ====   ====    ====
Ratio of earnings to combined fixed charges and preferred
  stock dividends........................................  3.41   3.63   3.45   4.20   3.79   6.60    8.51
                                                           ====   ====   ====   ====   ====   ====    ====

     The term "earnings" is the amount resulting from adding the following items relating to Old USX and its consolidated subsidiaries:

     - pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

     - fixed charges;

     - amortization of capitalized interest;

     - distributed income of equity investees; and

     - share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

and subtracting from the total the following:

     - interest capitalized; and

     - preference security dividend requirements of consolidated subsidiaries.

For this purpose, "fixed charges" consists of:

     - interest on all indebtedness and amortization of debt discount and expense;

     - interest capitalized;

     - an estimate of the portion of annual rental expense on operating leases that represents the interest factor attributable to rentals;

     - pre-tax earnings required to cover preferred stock dividend requirements; and

     - fixed charges from debt of any entity less than 50% owned, which is guaranteed by us if it is probable that we will have to satisfy the guarantee.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities this prospectus covers will be Marathon's general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. Marathon will issue the debt securities under one or more separate indentures between Marathon and JPMorgan Chase Bank, as trustee. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. In this description, we sometimes call the senior indenture and the subordinated indenture the "indentures."

     We have summarized the provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions described below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to the registration statement, and we will include the applicable final indenture and any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. See "Where You Can Find More Information."

     The following description primarily relates to senior debt securities that we may issue under the senior indenture. We have summarized some of the provisions of the subordinated indenture below under the caption
"-- Subordinated Debt Securities." If we offer subordinated debt securities, we will provide more specific terms in the related prospectus supplement. In this summary description of the debt securities, all references to "Marathon," "we" or "us" mean Marathon Oil Corporation only, unless we state otherwise or the context clearly indicates otherwise.

GENERAL

     The senior debt securities will constitute senior debt of Marathon and will rank equally with all its unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a position junior to, any senior debt securities and all other senior debt of Marathon. Neither indenture limits the amount of debt we may issue under the indentures, and neither limits the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

     Marathon derives substantially all its operating income from, and holds substantially all its assets through, its subsidiaries. As a result, Marathon will depend on distributions of cash flow and earnings of its subsidiaries in order to meet its payment obligations under any debt securities it offers under this prospectus and its other obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on Marathon's debt securities or to provide Marathon with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to Marathon and they could agree to contractual restrictions on their ability to make distributions.

     Marathon's right to receive any assets of any subsidiary, and therefore the right of the holders of Marathon's debt securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if Marathon is a creditor of any subsidiary, Marathon's rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Marathon.

     We may issue the debt securities of any series in definitive form or as a book-entry security in the form of a global security registered in the name of a depositary we designate.

     We may issue the debt securities in one or more series with various maturities. They may be sold at par, at a premium or with an original issue discount.

     The prospectus supplement relating to any series of debt securities being offered will specify whether the debt securities are senior debt securities or subordinated debt securities and will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the person or entity to whom any interest will be payable, if that person or entity is not the registered owner of the debt securities;

     - the date or dates on which the principal of and any premium on the debt securities will be payable;

     - the rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if any, and the date or dates from which any interest will accrue;

     - the dates on which the interest, if any, on the debt securities will be payable, and the regular record dates for the interest payment dates or the method for determining those dates;

     - the place or places where payments on the debt securities will be payable;

     - the terms and conditions on which the debt securities may, under any optional or mandatory redemption provisions, be redeemed;

     - any mandatory or optional sinking fund or similar provisions or provisions for mandatory redemption or purchase at the option of the holder;

     - the denominations in which the debt securities will be issuable, if other than denominations of $1,000 or any multiple of that amount;

     - any index, formula or other method used to determine the amount of payment of principal of or any premium or interest on the debt securities;

     - if other than the currency of the United States of America, the currency of payment of principal of or any premium or interest on the debt securities;

     - if, at our election or the election of the holder, the principal of or any premium or interest on any debt securities is to be payable in one or more currencies or currency units other than those in which the debt securities are stated to be payable, the terms and conditions on which that election is to be made and the amount so payable;

     - if other than the full principal amount of the debt securities, the portion of the principal amount of the debt securities that will be payable on the declaration of acceleration of the maturity of the debt securities;

     - if the principal amount payable at maturity will not be determinable as of one or more dates prior to maturity, the amount that will be deemed to be the principal amount as of any such date;

     - any terms on which the debt securities may be convertible into or exchanged for securities or indebtedness of any kind of Marathon or of any other issuer or obligor and the terms and conditions on which a conversion or exchange will be effected, including the initial conversion or exchange price or rate, the conversion period and any other additional provisions;

     - the applicability of the defeasance provisions described below under "-- Satisfaction and Discharge; Defeasance under the Senior Indenture," and any conditions under which those provisions will apply;

     - if the debt securities will be issuable only in the form of a global security as described below under "-- Book-entry Debt Securities," the depositary for the debt securities;

     - any changes in or additions to the events of default or covenants this prospectus describes;

     - the payment of any additional amounts with respect to the debt securities; and

     - any other terms of the debt securities.

     If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

RESTRICTIVE COVENANTS UNDER THE SENIOR INDENTURE

     Marathon has agreed to two principal restrictions on its activities for the benefit of holders of the senior debt securities. The restrictive covenants summarized below will apply to a series of senior debt securities (unless waived or amended) as long as any of those senior debt securities are outstanding, unless the prospectus supplement for the series states otherwise.

  CREATION OF CERTAIN LIENS

     If Marathon or any subsidiary of Marathon mortgages or encumbers as security for money borrowed any property capable of producing oil or gas which
(1) is located in the United States and (2) is determined to be a principal property by Marathon's board of directors in its discretion, Marathon will, or will cause such subsidiary to, secure each series of senior debt equally and ratably with all obligations secured by the mortgage then being given. This covenant will not apply in the case of any mortgage:

     - existing on the date of the senior indenture;

     - incurred in connection with the acquisition or construction of any property;

     - previously existing on acquired property or existing on the property of any entity when it becomes a subsidiary of ours;

     - in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure payments to us under the provisions of any contract or statute;

     - in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure borrowings for the purchase or construction of the property mortgaged;

     - in connection with a sale or other transfer of (1) oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchase will realize a specified amount of money or a specified amount of minerals or (2) any interest of the character commonly referred to as an "oil payment" or a "production payment";

     - to secure the cost of the repair, construction, improvement, alteration, exploration, development or drilling of all or part of a principal property;

     - in various facilities and personal property located at or on a principal property;

     - arising in connection with the sale of accounts receivable resulting from the sale of oil or gas at the wellhead; or

     - that is a renewal of or substitution for any mortgage permitted under any of the provisions described in the preceding clauses.

In addition, Marathon may, and may permit its subsidiaries to, grant mortgages or incur liens on property covered by the restriction described above as long as the net book value of the property so encumbered, together with all property subject to the restriction on sale and leaseback transactions described below, does not, at the time such Mortgage or lien is granted, exceed 10% of our "Consolidated Net Tangible

Assets," which the senior indenture defines to mean the aggregate value of all assets of Marathon and its subsidiaries after deducting:

     - all current liabilities, excluding all long-term debt due within one year;

     - all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis; and

     - all goodwill, patents and trademarks, unamortized debt discount and other similar intangibles;

all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with our most recent audited consolidated financial statements.

  LIMITATIONS ON CERTAIN SALE AND LEASEBACK TRANSACTIONS

     Marathon and its subsidiaries are generally prohibited from selling and leasing back the principal properties described above under "-- Creation of Certain Liens." However, this covenant will not apply if:

     - the lease is an intercompany lease between Marathon and one of its subsidiaries or between any of its subsidiaries;

     - the lease is for a temporary period by the end of which it is intended that the use of the leased property will be discontinued;

     - Marathon or a subsidiary of Marathon could mortgage the property without equally and ratably securing the senior debt securities under the covenant described above under the caption "-- Creation of Certain Liens";

     - the transfer is incident to or necessary to effect any operating, farm-out, farm-in, unitization, acreage exchange, acreage contribution, bottom-hole or dry-hole arrangement or pooling agreement or other agreement of the same general nature relating to the acquisition, exploration, maintenance, development or operation of oil and gas properties in the ordinary course of business or as required by any regulatory agency having jurisdiction over the property; or

     - Marathon promptly informs the trustee of the sale, the net proceeds of the sale are at least equal to the fair value of the property and within 180 days of the sale the net proceeds are applied to the retirement or in-substance defeasance of our funded debt (subject to reduction, under circumstances the senior indenture specifies).

     As of the date of this prospectus, neither Marathon nor any subsidiary of Marathon has any property that Marathon's board of directors has determined to be a principal property.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     The senior indenture provides that Marathon may not merge or consolidate with any other entity or sell or convey all or substantially all its assets except as follows:

     - Marathon is the continuing corporation or the successor entity (if other than Marathon) is a corporation or other entity organized under the laws of the United States or any state thereof that expressly assumes the obligations of Marathon under the senior indenture and the outstanding senior debt securities; and

     - immediately after the merger, consolidation, sale or conveyance, no event of default under the senior indenture shall have occurred and be continuing.

     On the assumption by the successor of the obligations under the indentures, the successor will be substituted for Marathon, and Marathon will be relieved of any further obligation under the indentures and the debt securities.

EVENTS OF DEFAULT UNDER THE SENIOR INDENTURE

     The senior indenture defines an event of default with respect to the senior debt securities of any series as being:

          (1) Marathon's failure to pay interest on any senior debt security of that series when due, continuing for 30 days;

          (2) Marathon's failure to pay the principal of or premium on any senior debt security of that series when due and payable;

          (3) Marathon's failure to deposit any sinking fund payment when due by the terms of the senior debt securities of that series;

          (4) Marathon's failure to perform under any other covenant or warranty applicable to the senior debt securities of that series and not specifically dealt with in the definition of "event of default" for a period of 90 days after written notice to Marathon of that failure;

          (5) specified events of bankruptcy, insolvency or reorganization of Marathon; or

          (6) any other event of default provided with respect to the senior debt securities of that series.

     The trustee is required to give holders of the senior debt securities of any series written notice of a default with respect to that series as provided by the Trust Indenture Act. In the case of any default of the character described above in clause (4) of the immediately preceding paragraph, no such notice to holders must be given until at least 60 days after the occurrence of that default.

     Marathon is required annually to deliver to the trustee an officer's certificate stating whether or not the signers have any knowledge of any default by Marathon in its performance and observance of any terms, provisions and conditions of the senior indenture.

     In case an event of default (other than an event of default involving an event of bankruptcy, insolvency or reorganization of Marathon) shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in principal amount of the senior debt securities of that series then outstanding may declare the principal amount of those senior debt securities (or, in the case of any senior debt securities Marathon issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) to be due and payable. If an event of default relating to any event of bankruptcy, insolvency or reorganization of Marathon occurs, the principal of all the senior debt securities then outstanding (or, in the case of any senior debt securities Marathon issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding senior debt securities of any series affected by the default may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default may give rise to cross defaults on our other indebtedness.

     Any past default with respect to a series of senior debt securities may be waived on behalf of all holders of those senior debt securities by at least a majority in principal amount of the holders of the outstanding senior debt securities of that series, except a default:

     - in the payment of principal of or any premium or interest on any senior debt security of that series; or

     - respecting a covenant or provision that cannot be modified without the consent of the holder of each outstanding senior debt security of that series.

Any default that is so waived will cease to exist and any event of default arising from that default will be deemed to be cured for every purpose under the senior indenture, but no such waiver will extend to any subsequent or other default or impair any right arising from a subsequent or other default.

     A holder of a senior debt security of any series will be able to pursue any remedy under the senior indenture only if:

     - the holder has given prior written notice to the trustee of a continuing event of default with respect to the senior debt securities of that series;

     - the holders of at least 25% in principal amount of the outstanding senior debt securities of that series have made a written request to the trustee to institute proceedings with respect to the event of default;

     - the holders making the request have offered the trustee reasonable indemnity against costs, expenses and liabilities to be incurred in compliance with the request;

     - the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

     - during that 60-day period, the holders of a majority in principal amount of the senior debt securities of that series do not give the trustee a direction inconsistent with the request.

     It is intended that rights provided for holders under the senior indenture are for the equal and ratable benefit of all such holders.

MODIFICATION OF THE SENIOR INDENTURE

     Marathon and the trustee may modify the senior indenture without the consent of the holders of the senior debt securities for one or more of the following purposes:

     - to evidence the succession of another person to Marathon;

     - to add to covenants for the benefit of the holders of senior debt securities or to surrender any right or power conferred on Marathon by the senior indenture;

     - to add additional events of default for the benefit of holders of all or any series of senior debt securities;

     - to add or change provisions of the senior indenture to allow the issuance of senior debt securities in other forms;

     - to add to, change or eliminate any of the provisions of the senior indenture respecting one or more series of senior debt securities under conditions the senior indenture specifies;

     - to secure the senior debt securities under the requirements of the senior indenture or otherwise;

     - to establish the form or terms of senior debt securities of any series as permitted by the senior indenture;

     - to evidence the appointment of a successor trustee; or

     - to cure any ambiguity or to correct or supplement any provision of the senior indenture that may be defective or inconsistent with any other provision in the senior indenture, or to make any other provisions with respect to matters or questions arising under the senior indenture as shall not adversely affect the interests of the holders of senior debt securities of any series in any material respect.

     Marathon and the trustee may otherwise modify the senior indenture or any supplemental senior indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of senior debt securities affected. However, without the consent of the holder of each outstanding senior debt security affected, no modification may:

     - change the fixed maturity or reduce the principal amount, reduce the rate or extend the time of payment of any premium or interest thereon, or change the currency in which the senior debt securities are payable, or adversely affect any right of the holder of any senior debt security to require Marathon to repurchase that senior debt security; or

     - reduce the percentage of senior debt securities required for consent to any such modification or supplemental indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE UNDER THE SENIOR INDENTURE

     The senior indenture will be satisfied and discharged if:

     - Marathon delivers to the trustee all senior debt securities then outstanding for cancellation; or

     - all senior debt securities have become due and payable or are to become due and payable within one year or are to be called for redemption within one year and Marathon deposits an amount of cash sufficient to pay the principal of and premium, if any, and interest on those senior debt securities to the date of maturity or redemption.

     In addition to the right of discharge described above, we may deposit with the trustee funds or government securities sufficient to make payments on the senior debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the senior debt securities of that series ("legal defeasance"); or

     - we will no longer have any obligation to comply with the restrictive covenants under the senior indenture, and the related events of default will no longer apply to us, but some of our other obligations under the senior indenture and the senior debt securities of that series, including our obligation to make payments on those senior debt securities, will survive ("covenant defeasance").

     If we defease a series of senior debt securities, the holders of the senior debt securities of the series affected will not be entitled to the benefits of the senior indenture, except for our obligations to:

     - register the transfer or exchange of senior debt securities;

     - replace mutilated, destroyed, lost or stolen senior debt securities; and

     - maintain paying agencies and hold moneys for payment in trust.

     As a condition to either legal defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the senior debt securities will not recognize gain or loss for federal income tax purposes as a result of the action.

SUBORDINATED DEBT SECURITIES

     Although the senior indenture and the subordinated indenture are generally similar and many of the provisions discussed above pertain to both senior and subordinated debt securities, there are many substantive differences between the two indentures. This section discusses some of those differences.

  SUBORDINATION

     Subordinated debt securities will be subordinate, in right of payment, to all "senior debt," which the subordinated indenture defines to mean, with respect to Marathon, the principal of and premium, if any, and interest on:

     - all indebtedness of Marathon, whether outstanding on the date of the subordinated indenture or subsequently created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

     - any indebtedness of others of the kinds described in the preceding clause for the payment of which Marathon is responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise; and

     - amendments, renewals, extensions and refundings of any indebtedness described in the two preceding clauses, unless in any instrument or instruments evidencing or securing that indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the subordinated debt securities of any series.

  TERMS OF SUBORDINATED DEBT SECURITIES MAY CONTAIN CONVERSION OR EXCHANGE PROVISIONS

     The prospectus supplement for a particular series of subordinated debt securities will include some or all of the specific terms discussed above under "-- General." Additionally, the prospectus supplement may contain subordination provisions (to the extent that those provisions might differ from those provided in the subordinated indenture) and, if applicable, conversion or exchange provisions.

  MODIFICATION OF THE SUBORDINATED INDENTURE

     The subordinated indenture may be modified by Marathon and the trustee without the consent of the holders of the subordinated debt securities for one or more of the purposes we discuss above under "-- Modification of the Senior Indenture." Additionally, Marathon and the trustee may modify the subordinated indenture to make provision with respect to any conversion or exchange rights as contemplated in that indenture.

  DEFEASANCE OF SUBORDINATED DEBT SECURITIES

     The subordination of the subordinated debt securities is expressly made subject to the provisions for legal defeasance and covenant defeasance (for similar provisions, see "-- Satisfaction and Discharge; Defeasance Under the Senior Indenture." On the effectiveness of any legal defeasance or covenant defeasance with respect to outstanding subordinated debt securities, those debt securities will cease to be subordinated.

GOVERNING LAW

     New York law will govern the indentures and the debt securities.

THE TRUSTEE

     JPMorgan Chase Bank will be the trustee under each of the indentures.

     If an event of default occurs and is continuing, the trustee must use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indentures at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

     Each indenture limits the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present registered debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue in registered form under that indenture. If the prospectus supplement refers to any transfer agent initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent. No service charge will be made for any registration of transfer or exchange of those securities. Marathon or the trustee may, however, require the payment of any tax or other governmental charge payable for that registration.

     In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer of or exchange of any debt security:

     - during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

     - if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

PAYMENT AND PAYING AGENTS

     Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder's registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

     Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us on our written request any funds they hold for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

BOOK-ENTRY DEBT SECURITIES

     We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

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

                          DESCRIPTION OF CAPITAL STOCK

     Marathon's authorized capital stock consists of:

     - 550,000,000 shares of common stock; and

     - 26,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $1.00. The authorized shares of preferred stock have no par value. As of January 31, 2002, 309,424,276 shares of common stock were issued and outstanding. As of January 31, 2002, no shares of Marathon's preferred stock were issued and outstanding.

     In the discussion that follows, we have summarized provisions of Marathon's restated certificate of incorporation and by-laws relating to its capital stock, as well as provisions of the rights agreement between Marathon and National City Bank, as rights agent. You should read the provisions of the restated certificate of incorporation, by-laws and rights agreement as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. See "Where You Can Find More Information."

COMMON STOCK

     Each share of common stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Marathon's board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

     Holders of common stock will be entitled to dividends in such amounts and at such times as Marathon's board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on the common stock will be paid at the discretion of Marathon's board of directors after taking into account various factors, including:

     - our financial condition and performance;

     - our cash needs and capital investment plans;

     - our obligations to holders of any preferred stock we may issue;

     - income tax consequences; and

     - the restrictions Delaware and other applicable laws and our credit arrangements then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may restrict the payment of cash dividends.

     If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon's creditors are paid in full and the holders of all series of Marathon's outstanding preferred stock, if any, receive their liquidation preferences in full.

     The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock Marathon may offer and sell under this prospectus will also be fully paid and nonassessable.

     Marathon's outstanding shares of the common stock are listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange and trade under the symbol "MRO." Any additional shares of common stock Marathon may offer and sell under this prospectus will also be listed on those stock exchanges.

     The transfer agent and registrar for the common stock is National City
Bank.

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

PREFERRED STOCK

     At the direction of its board of directors, without any action by the holders of its common stock, Marathon may issue one or more series of preferred stock from time to time. Marathon's board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

     The prospectus supplement relating to any series of preferred stock Marathon offers will include specific terms relating to the offering. These terms will include some or all of the following:

     - the series designation of the preferred stock;

     - the maximum number of shares of the series;

     - the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

     - any liquidation preference;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to redeem or repurchase the preferred stock;

     - any terms for the conversion or exchange of the preferred stock for any other securities;

     - any voting rights; and

     - any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

     Any preferred stock Marathon offers and sells under this prospectus will be fully paid and nonassessable.

     The registration statement will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference. You should read that document for provisions that may be important to you.

     The existence of undesignated preferred stock may enable Marathon's board of directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

THE RIGHTS AGREEMENT

     Marathon has entered into a rights agreement with National City Bank, as rights agent, providing for the issuance of preferred stock purchase rights to holders of common stock. Under the plan, each share of common stock currently includes one right to purchase from Marathon one one-hundredth of a share of its Series A junior preferred stock at an exercise price of $110.00 per unit, subject to adjustment. We have summarized selected provisions of the rights agreement below. You should read the rights agreement for more details regarding the provisions described below and for other provisions that may be important to you. We have filed a copy of the rights agreement with the SEC, and it is incorporated by reference as an exhibit to the registration statement. See "Where You Can Find More Information."

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

     Under the rights agreement, each right will become exercisable, subject to some exceptions the rights agreement specifies, after any person or group of affiliated or associated persons has become an "acquiring person" by acquiring, obtaining the right to acquire or making a tender or an exchange offer for 15% or more of the outstanding voting power represented by Marathon's outstanding common stock, except pursuant to a qualifying all-cash tender offer for all outstanding common stock which results in the offeror's owning common stock representing a majority of the voting power (other than common stock beneficially owned by the offeror immediately prior to the offer) (a "qualifying offer").

     If the rights become exercisable, each right will entitle the holder, other than the acquiring person or group, to purchase one one-hundredth of a share of Marathon's series A junior preferred stock by paying the exercise price. Following the acquisition by any person or group of affiliated or associated persons of 15% or more of the outstanding voting power represented by Marathon's outstanding common stock (other than pursuant to a qualifying offer), each holder other than the acquiring person or group may purchase shares of Marathon common stock (or, in some circumstances, cash, property or other securities of Marathon) having a market value of twice the exercise price. After a person or group of affiliated or associated persons has acquired 15% or more of the outstanding voting power, if Marathon engages in a merger or other business combination where it is not the surviving corporation or where it is the surviving corporation and its common stock is changed or exchanged, or if 50% or more of its assets, earnings power or cash flow is sold or transferred, each right will entitle the holder to purchase common stock of the acquiring entity having a market value of twice the exercise price.

     Marathon's board of directors may, at any time until ten days after the public announcement that a person or group of affiliated or associated persons has become an acquiring person, cause Marathon to redeem the rights in whole, but not in part, at a redemption price of $.01 per right, subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At its option, Marathon may pay that redemption price in cash, shares of its common stock or any other consideration its board of directors selects. After a person becomes an acquiring person, the right of redemption is subject to some limitations. The agreement does not, however, prevent a stockholder from conducting a proxy contest to remove and replace members of Marathon's board with directors who then vote to redeem the rights, if those actions are taken prior to the time that the stockholder becomes an acquiring person. The rights will not be exercisable after a person or group of affiliated or associated persons has become an acquiring person until the rights are no longer redeemable. If Marathon's board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

     The number of outstanding rights associated with a share of common stock, the number of fractional shares of series A junior preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock. The exercise price of the rights and the number of fractional shares of series A junior preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment from time to time to prevent dilution in the event of some transactions affecting the series A junior preferred stock.

     Under some circumstances, Marathon's board of directors has the option to exchange one share of common stock for each exercisable right, subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of exchange.

     The rights will expire on October 9, 2009, unless Marathon's board of directors determines to extend that expiration date or to redeem or exchange the rights on some earlier date.

     Until a right is exercised, the holder thereof, as such, will have no rights to vote or receive dividends or any other rights as a stockholder.

     The rights have anti-takeover effects. They will cause severe dilution to any person or group that attempts to acquire Marathon without the approval of its board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire Marathon, even if the acquisition may be favorable to the interests of its stockholders. Because Marathon's board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination that Marathon's board of directors approves.

LIMITATION ON DIRECTORS' LIABILITY

     Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Marathon's restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director's fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to Marathon or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

     - for any transaction from which the director derived an improper personal benefit.

     This provision could have the effect of reducing the likelihood of derivative litigation against Marathon's directors and may discourage or deter Marathon's stockholders or management from bringing a lawsuit against Marathon's directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon's by-laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

STATUTORY BUSINESS COMBINATION PROVISION

     As a Delaware corporation, Marathon is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years following the date that person became an interested stockholder unless:

     - before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

     - on completion of the transaction that resulted in that person's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

     Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

OTHER MATTERS

     Some of the provisions of Marathon's restated certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of Marathon's restated certificate of incorporation that we have discussed above, the Marathon rights agreement and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that Marathon's board of directors opposes but that a stockholder might consider to be in its best interest.

     Marathon's restated certificate of incorporation provides that its stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Marathon's by-laws provide that only its board of directors may call a special meeting of its stockholders.

     Marathon's restated certificate of incorporation provides for a classified board of directors. Marathon's board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of Marathon's stockholders, the term of a different class of Marathon's directors will expire. As a result, the stockholders will elect approximately one-third of Marathon's board of directors each year. Board classification could prevent a party who acquires control of a majority of Marathon's outstanding voting stock from obtaining control of its board of directors until the second annual stockholders' meeting following the date that party obtains that control.

     Marathon's restated certificate of incorporation provides that the number of directors will be fixed from time to time by, or in the manner provided in, its by-laws, but will not be less than three. It also provides that directors may be removed only for cause. This provision, along with provisions authorizing the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Marathon's by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken at an annual meeting of stockholders must give Marathon's corporate secretary written notice of the proposal not less than 45 days and not more than 75 days before the first anniversary of the date on which Marathon first mailed its proxy materials for the immediately preceding year's annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year's annual meeting. Marathon's by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Marathon and its stockholders.

     Marathon's restated certificate of incorporation provides that its stockholders may adopt, amend and repeal its by-laws at any regular or special meeting of stockholders by an affirmative vote of at least two-thirds of the shares outstanding and entitled to vote on that action, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

                            DESCRIPTION OF WARRANTS

     Marathon may issue warrants to purchase debt securities, common stock, preferred stock or other securities. Marathon may issue warrants independently or together with other securities. Warrants issued with other securities may be attached to or separate from those other securities. If Marathon issues warrants, it will do so under one or more warrant agreements between Marathon and a warrant agent that we will name in the prospectus supplement.

     If Marathon offers any warrants, we will file the forms of warrant certificate and warrant agreement with the SEC, and you should read those documents for provisions that may be important to you.

     The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the warrants;

     - the aggregate number of warrants offered;

     - the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable on exercise of the warrants, and procedures that may result in the adjustment of those numbers;

     - the exercise price of the warrants;

     - the dates or periods during which the warrants are exercisable;

     - the designation and terms of any securities with which the warrants are issued;

     - if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

     - if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

     - any minimum or maximum amount of warrants that may be exercised at any one time;

     - any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

     - any other terms of the warrants.

     Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

MODIFICATIONS

     Marathon may amend the warrant agreements and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

     Marathon may also modify or amend various other terms of the warrant agreements and the warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected. Without the consent of the holders affected, however, no modification or amendment may:

     - shorten the period of time during which the warrants may be exercised; or

     - otherwise materially and adversely affect the exercise rights of the holders of the warrants.

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

ENFORCEABILITY OF RIGHTS

     The warrant agent will act solely as Marathon's agent and will not assume any agency or trust obligation or relationship for or with any holder or beneficial owner of warrants. The warrant agent will not have any duty or responsibility if Marathon defaults under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's warrants.

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

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will set forth the following information:

     - the terms of the offering;

     - the names of any underwriters or agents;

     - the name or names of any managing underwriter or underwriters;

     - the purchase price of the securities from us;

     - the net proceeds we will receive from the sale of the securities;

     - the place and time of delivery of the securities;

     - any delayed delivery arrangements;

     - any underwriting discounts, commissions and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any commissions paid to agents.

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we use underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

     In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

     The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from various types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions the prospectus supplement describes. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue an opinion about the legality of any securities we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The consolidated financial statements of USX Corporation and the financial statements of the Marathon Group and the U.S. Steel Group incorporated in this prospectus by reference to the annual report on Form 10-K/A of USX Corporation for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     Marathon files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials filed by Marathon, including materials it filed under its former name, USX Corporation, with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Marathon files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Marathon at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement Marathon has filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC's public reference room or through its Web site.

     The SEC allows us to "incorporate by reference" the information Marathon files with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that Marathon files with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings Marathon makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the offered securities are sold:

     - our annual report on Form 10-K for the year ended December 31, 2000, as amended by Forms 10-K/A filed on September 14, 2001 and October 11, 2001;

     - our quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001;

     - our current reports on Form 8-K dated February 27, 2001, April 24, 2001 (filed on April 25, 2001), June 15, 2001, July 2, 2001, July 31, 2001,
       August 1, 2001, August 2, 2001, August 6, 2001, October 12, 2001, October 22, 2001 (as amended by a Form 8-K/A filed on October 22, 2001), October 25, 2001, November 2, 2001, November 5, 2001, November 7, 2001, November 28, 2001, December 4, 2001, December 9, 2001, December 10, 2001, December 13, 2001, December 17, 2001 and December 31, 2001 (as amended by a Form 8-K/A filed on January 15, 2002);

     - the description of the common stock included in our Form 8 amendment to the registration statement on Form 8-B filed with the SEC on April 11, 1991; and

     - the description of the rights to purchase preferred stock included in our registration statement on Form 8-A filed with the SEC on September 28, 1999, as amended.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning Marathon at the following address:

     Marathon Oil Corporation
     5555 San Felipe Road
     Houston, Texas 77056-2723
     Attention: Corporate Secretary
     Telephone: (713) 629-6600

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY PERSON (INCLUDING ANY SALESMAN OR BROKER) TO PROVIDE INFORMATION OTHER THAN THAT WHICH THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT OR PRICING SUPPLEMENT PROVIDES. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON ITS COVER PAGE OR THAT ANY INFORMATION IN ANY DOCUMENT WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. ACCORDINGLY, WE URGE YOU TO REVIEW EACH DOCUMENT WE SUBSEQUENTLY FILE WITH THE SEC AND INCORPORATE BY REFERENCE AS DESCRIBED ABOVE FOR UPDATED INFORMATION.

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                                 $1,000,000,000

                            MARATHON OIL CORPORATION

                                 MARATHON LOGO

                       $450,000,000 6.125% NOTES DUE 2012

                       $550,000,000 6.800% NOTES DUE 2032

                               ------------------

                             PROSPECTUS SUPPLEMENT

                               February 27, 2002

                               ------------------

                          Joint Book-Running Managers

                         BANC OF AMERICA SECURITIES LLC

                              SALOMON SMITH BARNEY
                               ------------------

                                    JPMORGAN
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                                 MORGAN STANLEY
                               ------------------

                             COMMERZBANK SECURITIES
                            MIZUHO INTERNATIONAL PLC
                                 SCOTIA CAPITAL

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